Item 19: <u>Fees</u>

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (<u>e.g.,</u> subscription, connectivity), the structure of the fees (<u>e.g.,</u> fixed, volume-based, transaction-based), variables that impact the fees (<u>e.g.,</u> types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (<u>e.g.,</u> broker-dealers, institutional investors, retail) and range of fees (<u>e.g.,</u> high and low).	Luminex's base execution rate is 50 mills ($0.005) per executed share. In rare instances, Luminex may charge a higher rate for Subscribers whose connectivity fees that Luminex pays are higher than most other Subscribers. Similarly, in rare instances, Luminex may charge a lower rate for Subscribers whose connectivity fees that Luminex pays are lower than most other Subscribers. Nearly all active Subscribers (those who regularly submit orders or trading interest to the ATS) pay the base execution rate. The lowest rate for any Subscriber is 25 mills ($0.0025) per executed share. The highest rate for any Subscriber is 150 mills ($0.015) per executed share. Certain ~~non-U.S.~~ Subscribers pay commissions in "basis points," ranging from a low of one (1) basis point to a high of ~~four (4)~~ <u>five (5)</u> basis points. Each basis point equates to one hundredth of one percent of the notional value of the transaction. Depending on the provider, Luminex may "pass through" certain fees that it is charged by certain <u>service bureau routers or</u> OMS and EMS entities. These pass-through fees are fully disclosed to the applicable Subscribers and <u>typically</u> range from a high of 15 mills ($0.0015) to a low of zero mills per executed share. <u>In certain instances, these vendors may charge Luminex more than 15 mills and thus a pass through fee charged to a Subscriber that uses that router, OMS, or EMS may exceed 15 mills.</u> In some cases, Subscribers may elect to pay a rate higher than the base execution rate, and they can also apply additional commission as part of a Commission Sharing Arrangement ("CSA") in conformance with Section 28(e) of the Securities Exchange Act of 1934. This amount above the base commission rate to be attributed to the CSA program is determined solely by the Subscriber, pursuant to a written agreement with Luminex.
b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.	Not applicable.
c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.	Not applicable.

ATS-N/UA: Exhibit 1

7/16/2021 Firm Gateway

Owners and Executive Officers

Direct Owners & Officers Indirect Owners

The owners/officers listed below are reported on your firm's Form BD. The displayed information is current as of the previous day. If it is no longer accurate, your firm should amend your Form BD through Web CRD. **Click here to amend Form BD**

Full Legal Name Title or Status Title or Status Percent Control Public
Acquired Ownership Person Reporting
Company
Individual

WHITEHEAD, PAUL NOAH DIRECTOR 04/01/2015 Less than 5% No No
_____ _____

CLARK, JONATHAN PRESIDENT 08/01/2015 Less than 5% Yes No
ANDREW
_____ _____

CLARK, JONATHAN CEO AND DIRECTOR 09/01/2015 Less than 5% Yes No
ANDREW
_____

DOLAN, JAMES CHIEF COMPLIANCE OFFICER 09/01/2015 Less than 5% Yes No
CHRISTOPHER
_____

DOLAN, JAMES CHIEF LEGAL OFFICER 10/01/2015 Less than 5% Yes No
CHRISTOPHER
_____ _____

SKOKO,DRAGAN DIRECTOR 06/01/2018 Less than 5% No No
_____ _____

STUTSMAN, PETER DUARD DIRECTOR 09/01/2018 Less than 5% No No
_____ _____

LANE, DAVID KENNETH DIRECTOR 11/01/2018 Less than 5% No No
_____ _____

EVARTS, NATHANIEL DIRECTOR 02/01/2019 Less than 5% No No
NELSON
_____ _____

FARLEY, BRENDA DIRECTOR 07/01/2019 Less than 5% No No
_____ _____

GEYER, WILLIAM SENG DIRECTOR 10/01/2019 Less than 5% No No

KINAK, MEHMET SINAN DIRECTOR 12/01/2019 Less than 5% No No

BILODEAU, IRENE MARIE FINOP, POO, PFO 03/01/2021 Less than 5% No No

PETROVICH, BOJAN DIRECTOR 05/01/2021 Less than 5% No No
Domestic Entity

~~HOPKINS, THOMAS I FINOP 10/2015 **NA N N** 1835087~~
~~JOHN~~

FMR SAKURA HOLDINGS, OWNER 03/01/2018 50% but less than Yes No
INC. 75%

Foreign Entity
No Information Available.

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